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09059452

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OptionsHouse, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 East Wacker Drive, Suite 700
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus 312-444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Philip Grigus, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of OptionsHouse, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip Grigus
Chief Financial Officer of Managing Member

Notary Public

Official Seal
Donna MacDonald
Notary Public State of Illinois
My Commission Expires 03/11/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OptionsHouse, LLC

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

The Member
OptionsHouse, LLC

We have audited the accompanying statement of financial condition of OptionsHouse, LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OptionsHouse, LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

OptionsHouse, LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 1,135,622
Receivables from clearing brokers	2,776,504
Due from customers, net of allowance of $133,501	–
Receivables from affiliates	14,290
Other receivables	690,490
Securities owned	14,308
Fixed assets, net of accumulated depreciation of $497,847	814,263
Prepaid expenses and other assets	258,407
Total assets	$ 5,703,884
Liabilities and member's equity	
Liabilities:	
Accrued compensation	$ 1,203,162
Securities sold, not yet purchased	34,429
Payable to affiliates	766,750
Indemnification payable	507,377
Accounts payable, accrued expenses, and other liabilities	949,652
Total liabilities	3,461,370
Member's equity:	2,242,514
Total liabilities and member's equity	$ 5,703,884

See accompanying notes.

OptionsHouse, LLC

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Nature of Business

OptionsHouse, LLC (the Company), formerly OptionsHouse, Inc., is a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent). On July 31, 2008, OptionsHouse, Inc. converted to a limited liability company (LLC). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company provides online retail brokerage services. The Company commenced operations as a broker-dealer on November 1, 2005.

The Company clears retail and institutional customers' securities transactions on a fully disclosed basis through Penson Financial Services, Inc. (Penson) and portfolio margining customers' securities transactions on a fully disclosed basis through Goldman Sachs Execution and Clearing L.P. (GSEC).

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents consist primarily of cash and money market funds accounts at Fifth Third Bank.

Receivable from Clearing Brokers

Receivables from clearing brokers relate to receivables from revenues earned, net of expenses incurred, from customer transactions introduced to its clearing brokers. In addition, receivables from clearing brokers include proprietary trades pending settlement, cash, and margin balances and are netted by broker in receivable from and payable to clearing brokers in the statement of financial condition. Any margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to customer margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates.

2. Significant Accounting Policies (continued)

Due from Customers

Due from customers represents unsecured debit balances over 90 days old resulting from activity of customers introduced to Penson. These amounts have been indemnified to Penson and are due from customers. An allowance is maintained for the estimated probable losses on these balances.

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions, which include securities sold, not yet purchased, are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values, or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member.

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities, except for fixed assets, are considered financial instruments and are either already reflected at market or fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

2. Significant Accounting Policies (continued)

Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consist of hardware, software, equipment, and leasehold improvements purchased and are recorded at cost less accumulated depreciation and amortization. Hardware, software, and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Indemnification Payable

Indemnification payable represents unsecured debit balances to be arbitrated and related expenses resulting from activity of customers introduced to Penson. These amounts are subject to the Company's indemnification of the clearing broker and are probable of payment.

Income Taxes

Prior to July 31, 2008, the Company filed a federal income tax return and certain state and local tax returns. Deferred income tax assets and liabilities were determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using currently enacted tax rates. The Company recorded a full valuation allowance against the deferred tax asset.

On conversion of the Company to a limited liability company on August 1, 2008, OptionsHouse, LLC became a disregarded entity for federal income tax purposes. However, the Company may be subject to certain state income taxes.

Recent Accounting Pronouncements

In July 2006, the FASB released FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48 is to be applied to all open tax years as of the effective date. FIN 48 previously was required for

2. Significant Accounting Policies (continued)

fiscal years beginning after December 15, 2007; however, on November 15, 2008, the FASB announced the deferral of the effective date of FIN 48 for certain nonpublic enterprises, such as the Company, until the annual financial statements for fiscal years beginning after December 15, 2008. Accordingly, the Company will incorporate FIN 48 in its annual financial statements for the year ending December 31, 2009. As of December 31, 2008, the Company is evaluating the implications of FIN 48, but does not believe that the adoption of FIN 48 will have a significant impact on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – An amendment of FASB Statement No. 133*. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users with an enhanced understanding of derivative activities. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for annual periods beginning after November 15, 2008. As of December 31, 2008, the Company does not believe the adoption of SFAS No. 161 will have a material impact on the amounts reported in the financial statements; however, additional disclosures may be required about the nature of the Company's derivatives trading activities related risks.

3. Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, for its financial assets and financial liabilities. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

3. Financial Instruments (continued)

Level 2: Prices determined using other significant observable inputs, including quoted prices for similar securities. Investments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3: Significant unobservable inputs (including the Company's own assumptions used in determining the fair value of investments). Investments included within Level 3 are predominantly over-the-counter products and other unquoted securities using broker quotes.

As required by SFAS No. 157, financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2008, all of the Company's financial instruments are in Level 1 of the fair value hierarchy, are exchange-traded securities, and have readily available market values as follows:

Securities owned – equity options	$ 14,308
Securities sold, not yet purchased – equity options	34,429

4. Fixed Assets, Net of Accumulated Depreciation and Amortization

Hardware, software, equipment, and leasehold improvements at December 31, 2008, consisted of the following:

Computer equipment and hardware	$ 806,079
Software	183,534
Furniture	22,363
Equipment	18,199
Leasehold improvements	281,935
	1,312,110
Less accumulated depreciation and amortization	(497,847)
	$ 814,263

5. Income Taxes

The Company filed its last federal income tax return and certain state and local tax returns as of July 31, 2008, under OptionsHouse, Inc. Federal, state, and local taxes were provided on a separate return basis. The deferred tax assets and the valuation allowance against the deferred tax asset were reversed on July 31, 2008. Going forward, OptionsHouse, LLC will not file separate tax returns because the Company is included as the disregarded entity in the return of the Parent company.

6. Employee Benefit Plan

The Parent sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Company may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

7. Related-Party Transactions

The Company has a service agreement with the Parent that details how direct and indirect costs are allocated. The Company incurs all direct costs paid by the Parent on its behalf. At December 31, 2008, $193,539 remains payable under the service agreement, included in $709,219 payable to the Parent within payable to affiliates on the statement of financial condition.

The Company has service agreements with affiliates PEAK6 Media, LLC and PEAK6 Financial Markets Education, LLC. The Company paid the affiliates as reimbursement of expenses incurred for shared resources. At December 31, 2008, $51,289 and $6,242, respectively, remains payable to the affiliates, included in payable to affiliates on the statement of financial condition.

8. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

8. Derivative Financial Instruments (continued)

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through GSEC or Penson. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and due from broker. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

9. Guarantees and Contingencies

Guarantees

The Company applies the provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of* Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2008, the total amount of customer debit balances maintained by its clearing brokers and subject to such indemnification was estimated to be $467,577 and is included in indemnification payable on the statement of financial condition.

Under the terms of the Company's clearing agreements with its clearing brokers, the Company introduces its customers' accounts to the clearing brokers that will clear and maintain all of the Company's customers account activities. In accordance with applicable margin lending practices and in conjunction with the clearing brokers' guidelines, customer balances are typically collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk under its indemnification of its clearing brokers when customers introduced to the clearing brokers execute transactions, such as short sales of options and equities that can expose them to risk beyond their invested capital. However, compliance with the various guidelines is monitored daily, and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

The margin and leverage requirements that the clearing brokers impose on customer accounts introduced by the Company meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable, as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company is exposed to significant off-balance-sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur and create an unsecured debit to be indemnified.

9. Guarantees and Contingencies (continued)

The Company maintains its cash balances at one financial institution. Interest-bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor, per institution. Uninsured balances were $792,066 at December 31, 2008. Non-interest-bearing accounts are fully insured by the Federal Deposit Insurance Corporation as of year-end. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2008, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options contracts as of December 31, 2008, are included in securities sold, not yet purchased on the statement of financial condition.

Commitments

The Company leases office space under an operating lease that expires on March 30, 2010. The lease contains escalation clauses providing for increased rentals based upon the terms outlined in the lease agreement. At December 31, 2008, the minimum annual rental commitments under the lease are as follows:

Year ending December 31:	
2009	$ 252,980
2010	64,936
	$ 317,916

9. Guarantees and Contingencies (continued)

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934 administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000, as these terms are defined. At December 31, 2008, the Company had net capital of $618,201, which was $368,201 in excess of its required net capital of $250,000. At December 31, 2008, its percentage of aggregate indebtedness to net capital was 359.72%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

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Statement of Financial Condition

OptionsHouse, LLC
December 31, 2008
With Report of Independent Registered Public
Accounting Firm